Exhibit 12.1

Hersha Hospitality Trust
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Share Dividends
(dollars in thousands)

	Year Ended December 31,
	2010	2009	2008	2007	2006
Earnings
Pre-tax (loss) income from continuing operations before income (loss) from equity investees	$(19,930)	$(53,576)	$(13,004)	$11,911	$2,438
Interest expensed and amortized premiums, discounts and capitalized expenses related to indebtedness	45,868	45,183	43,306	41,980	24,183
Distributed income of equity investees	-	400	3,036	4,501	4,578
	$25,938	$(7,993)	$33,338	$58,392	$31,199

Combined Fixed Charges and Preferred Share Dividends
Interest expensed and amortized premiums, discounts and capitalized expenses related to indebtedness	$45,868	$45,183	$43,306	$41,980	$24,183
Interest capitalized	46	10	544	389	-
Preferred share distributions	4,800	4,800	4,800	4,800	4,800
	$50,714	$49,993	$48,650	$47,169	$28,983

Ratio of earnings to combined fixed charges and preferred share dividends	*	*	*	1.24	1.08

*     For the year ended December 31, 2010, combined fixed charges and preferred share dividends exceeded earnings by approximately $24,776.  For the year ended December 31, 2009, combined fixed charges and preferred share dividends exceeded earnings by approximately $42,000.  For the year ended December 31, 2008, combined fixed charges and preferred share dividends exceeded earnings by approximately $15,312.